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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02022082

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47824

RECD S.E.C.
MAR 4 2002
526

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

RECD S.E.C.
MAR 4 2002
526

NAME OF BROKER-DEALER:

Rom-Bo Trading Company

OFFICE USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 South LaSalle Street, #688
(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

RECD S.E.C.
MAR 4 2002
526

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Phil Pliskin — (312) 294-2227
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

233 South Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Independent Auditor
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P MAR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

BB 3/26

OATH OR AFFIRMATION

To the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of Rom-Bo Trading Company (the Company) as of December 31, 2001, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Phil Pliskin
Chief Financial Officer

OFFICIAL SEAL
KATHLEEN M PALENIK
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:01/08/05

Notary Public

This report contains (check all applicable boxes):

- (x) (a) Facing Page
- (x) (b) Statement of Financial Condition
- (x) (c) Statement of Income
- (x)(d) Statement of Changes in Stockholders' Equity
- (x) (e) Statement of Cash Flows
- ( )(f) Statement of Changes in Subordinated Borrowings

Supplemental Information:

- (x) (g) Computation of Net Capital
- (x) (h) Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3
- (x) (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3
- ( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Rule 15c3-3
- ( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- (x) (l) An Oath or Affirmation
- (x) (m) Independent Auditors' Supplemental Report on Internal Control

Statement of Financial Condition

Rom-Bo Trading Company

December 31, 2001
with Report of Independent Auditors

Rom-Bo Trading Company

Statement of Financial Condition

December 31, 2001

Contents

Report of Independent Auditors

The Stockholders
Rom-Bo Trading Company

We have audited the accompanying statement of financial condition of Rom-Bo Trading Company as of December 31, 2001. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Rom-Bo Trading Company at December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

Chicago, Illinois
February 15, 2002

Rom-Bo Trading Company

Statement of Financial Condition

December 31, 2001

Assets	
Receivable from clearing broker	$2,563,186
Equity securities owned	142,514
Floor brokerage receivable, net of allowance of $342,860	357,341
Other assets	53,890
Total assets	$3,116,931
Liabilities and stockholders' equity	
Accounts payable and other liabilities	$ 313,761
Equity securities sold, not yet purchased	72,401
Total liabilities	386,162
Stockholders' equity	2,730,769
Total liabilities and stockholders' equity	$3,116,931

See accompanying notes.

Rom-Bo Trading Company

Notes to Statement of Financial Condition

1. Organization and Significant Accounting Policies

Nature of Operations

Rom-Bo Trading Company (the Company) was organized under the laws of the state of Illinois on September 3, 1993. The business of the Company is to execute equities and equity options transactions for other broker-dealers, including affiliates, and to engage in the trading of equities for their own account on organized exchanges in the United States. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD).

On December 21, 2001, the Company and its majority Stockholders entered into a purchase agreement to sell the Company and other affiliated entities to The Toronto-Dominion Bank (TD Bank). The acquisition is expected to close in March 2002. Upon closing, TD Bank will acquire all the capital stock of the Company. The Company is currently expected to continue to operate as a separately registered broker-dealer following the acquisition.

Equity Securities Owned and Equity Securities Sold, Not Yet Purchased

Equity securities transactions are recorded on a trade-date basis. Equity securities owned and equity securities sold, not yet purchased are recorded at market value based on quoted market prices. Equity securities sold, not yet purchased, represent obligations to deliver specified securities at predetermined prices. The Company is obligated to purchase the equity securities at a future date at then-prevailing prices that may differ from the market values reflected in the statement of financial condition.

Fair Value of Financial Instruments

Substantially all of the Company's assets and liabilities are considered financial instruments, and are either already reflected at fair value or are short-term or replaceable on demand. Therefore, their carrying amounts approximate fair values.

1. Organization and Significant Accounting Policies (continued)

Receivable from Clearing Broker

Receivables and payables relating to trades pending settlement are netted in receivable from clearing broker in the statement of financial condition. The Company's principal source of short-term financing is provided by the clearing broker from whom it can borrow on an uncommitted basis against its proprietary securities positions, subject to collateral maintenance requirements.

Income Taxes

The Company has elected to be taxed under the Subchapter S provisions of the Internal Revenue Code. Each shareholder is responsible for reporting income (loss) based upon his pro rata share of the profits (losses) of the Company.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

2. Agreement with Clearing Broker

The Company conducts business with one clearing broker that is a member of the major securities exchanges. The clearing and depository operations of the Company's trading activities are performed by this broker pursuant to an agreement. The Company monitors the credit standing of the broker. The majority of assets and liabilities of the Company reflected on the statement of financial condition are positions with and amounts receivable from this broker.

3. Related Party Transactions

During December 2001, the Company participated in a reorganization with other affiliated entities. The purpose of this reorganization was to separate the equities option market-making and execution businesses from other trading activities within these affiliated entities. As a result of this reorganization, the Company received a contribution of $836,992 from its Stockholders.

4. Net Capital Requirements

The Company is subject to the net capital requirements of Rule 15c3-1 of the Securities and Exchange Act of 1934 and has elected to compute its net capital under the alternative method, as provided by the Rule. The Rule requires the maintenance of minimum net capital of $250,000. At December 31, 2001, the Company had net capital of $2,590,513, which was $2,340,513 in excess of its required net capital.

Advances to affiliates, distributions, and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC.